Targa Resources Partners LP 1000 Louisiana, Suite 4300 Houston, Texas 77002 713.584.1000
July 21, 2009
VIA EDGAR AND OVERNIGHT MAIL
H. Christopher Owings
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 3561
Washington, D.C. 20549-3561

Re:	Targa Resources Partners LP
Targa Resources Partners Finance Corporation
Amendment No. 1 to Registration Statement on Form S-3
Filed July 9, 2009
File No. 333-159678

Targa Resources Partners LP
Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2008
Filed February 27, 2009
Quarterly Report on Form 10-Q for the Period Ended March 31, 2009
Filed May 8, 2009
File No. 001-33303
Dear Mr. Owings:
     Targa Resources Partners LP, a Delaware limited partnership (the “Partnership”), and Targa Resources Partners Finance Corporation, a Delaware corporation (the “Corporation”), are filing today, via EDGAR, their responses to the comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated July 20, 2009, with respect to the above referenced registration statement, the Partnership’s Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2008 filed February 27, 2009, File No. 001-33303 (the “Annual Report”) and the Partnership’s Quarterly Report on Form 10-Q for the Period Ended March 31, 2009, File No. 001-33303.
     Set forth below are the responses of the Partnership and the Corporation to the Staff’s comments. For your convenience, the exact text of the comments provided by the Staff has

July 21, 2009 Page 2
been included in italicized type preceding each response in the order presented in the comment letter.
General
1.	We note the acknowledgements made by your counsel on your behalf at the conclusion of counsel’s letter to us dated July 9, 2009. Notwithstanding these acknowledgements, we still require a letter from you, on company letterhead and executed by a duly authorized officer, acknowledging that:
•	the company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Response:

The Partnership acknowledges the Staff’s comment. As requested by the Staff, this response letter is written on the Partnership’s letterhead and executed by the Chief Executive Officer of the Partnership’s general partner and the Corporation, who is a duly authorized officer. The Partnership makes the requested acknowledgements in the third to last paragraph of this letter.
Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2008
2.	We note your responses to comments 14, 16, 18 and 20 of our comment letter dated June 24, 2009. As previously requested, please provide us with your proposed revised disclosure in response to these comments and confirm that you will include that disclosure or comparable disclosure in your future filings.

Response:

The Partnership acknowledges the Staff’s comment. Set forth under the applicable headings below are the Partnership’s proposed responses to comments 14, 16, 18 and 20. The Partnership confirms that it will include the proposed or comparable disclosure in its future filings to the extent, and with any changes, then applicable.

Proposed Disclosure in response to comment 14

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The Partnership proposes to add the following at the end of the paragraph under the heading “The Role of Peer Groups and Benchmarking” on page 77 of the Annual Report:

The peer company data that is reviewed by Senior Management and the TRII Compensation Committee is one factor out of many that is used in connection with the establishment of the compensation for our general partner’s officers. The other factors considered by Senior Management and the TRII Compensation Committee include, but are not limited to, (i) available compensation data about rankings and comparisons, (ii) ownership stake (both peer management’s stake in peer companies and Targa management’s stake in us and Targa Investments), (iii) effort and accomplishments as an executive management group, (iv) challenges faced and challenges overcome, (v) unique skills, (vi) contribution to the executive management team and (vii) the perception of both Targa Investments Board and the TRII Compensation Committee of performance relative to expectations, actual market/business conditions and relative peer company performance. All of these factors, including peer company data, are utilized in a subjective assessment of each year’s decisions relating to annual cash incentives, long-term cash incentives and base compensation changes with a view towards competitive total compensation and pay-for-performance.

Proposed Disclosure in response to comment 16

The Partnership proposes to replace the first two sentences under the heading “Application of Compensation Elements—Annual Cash Incentives” on page 80 of the Annual Report with the following:

In January 2009, the TRII Compensation Committee approved a cash bonus pool of 150% of the target level for the employee group, including our named executive officers, and paid above target level bonuses under the Bonus Plan in recognition of significant efforts and organizational performance in 2008. In approving the cash bonus pool and payouts, the TRII Compensation Committee determined that overall performance, including organizational performance, was strong in 2008 based on the six key business priorities established by the TRII Compensation Committee for 2008 as well as a number of unanticipated priorities and performance factors, which included operating through two hurricanes that impacted Targa’s personnel and assets while continuing to meet customer needs and business objectives. The TRII Compensation Committee considered or subjectively evaluated organizational performance by reviewing the performance of Targa’s personnel with respect to the initial and subsequent business priorities relative to expectations and peer performance. Organizational performance included demonstrated successes in hurricane preparedness, accounting systems, commercial business initiatives and area manager involvement. After considering all factors, the TRII Compensation

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Committee determined to approve the cash bonus pool at 150% of the target level based on this comprehensive review of these multiple criteria.

Proposed Disclosure in response to comment 18

The Partnership proposes to replace the final sentence under the heading “Changes for 2009—Annual Cash Incentives” on page 81 of the Annual Report with the following:

As discussed above, the strategic priorities established for 2009 are generally not objective in nature — they are instead subjective. The approach to be taken by the TRII Compensation Committee in reviewing performance against these priorities will be along the lines of an overall subjective assessment of multi-faceted factors rather than a simple grading of a few discrete factors. As such, success does not depend on simply achieving a particular target or targets; rather, success will be determined based on performance relative to past norms, expectations and unanticipated obstacles or opportunities that arise. For example, with respect to the first priority discussed above, hurricanes and deteriorating market conditions may increase or alter what is a controllable cost, and a well managed increase in such costs above plan levels may, in context, be a positive result. A purely objective test established before the fact would not allow the TRII Compensation Committee to account for the full industry and economic context of the actual performance by Targa or its personnel. The TRII Compensation Committee does not assign a particular weight to the strategic priorities. As with the Bonus Plan, funding of the cash bonus pool and the payment of individual cash bonuses to employees, including our named executive officers, are subject to the sole discretion of the TRII Compensation Committee.

Proposed Disclosure in response to comment 20

The Partnership proposes to delete the last two sentences at the end of the paragraph under the heading “Director Independence” on page 99 of the Annual Report and to add the following three paragraphs under the same heading following the existing paragraph:

To be independent under the rules of the NASDAQ Stock Market LLC for purposes of serving on our general partner’s board of directors, a person cannot be an executive officer or employee of us or our general partner nor have a relationship which, in the opinion of our general partner’s board of directors, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. As set forth in Nasdaq’s listing rule 5605(a)(2), Nasdaq does not believe ownership of a company’s stock in and of itself precludes a finding of independence. In order for a member of our general partner’s audit committee to be independent under Exchange Act Rule 10A, he cannot (i) accept any compensatory fee from us or (ii) be an affiliated person of us.

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Although the board of directors of our general partner has made no formal determination as to the independence of our directors that do not serve on our general partner’s audit committee because we are not subject to majority independence requirements, based on the Nasdaq and Exchange Act rules relating to independence, Messrs. Joyce and Whalen are likely to not be independent for purposes of serving on our general partner’s board of directors because they are both executive officers of our general partner. Messrs. Kagan and Joung are likely to be independent for purposes of serving on our general partner’s board of directors because they are not employees of our general partner and their affiliation with us is through the indirect ownership of our common units by certain investment funds managed by Warburg Pincus.

Messrs. Joyce and Whalen are officers of our general partner and receive compensatory fees relating thereto and Messrs. Kagan and Joung are likely to be “affiliated persons” based on their positions with certain investment funds managed by Warburg Pincus, which indirectly control us. As such, it is likely that none of Messrs. Joyce, Whalen, Kagan and Joung would be independent for purposes of serving on our general partner’s audit committee under Exchange Act Rule 10A-3.
         In connection with responding to the Staff’s comments, each of the Partnership and the Corporation acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in its filings, (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings, and (iii) it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
         The Partnership and the Corporation also acknowledge that (i) the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not foreclose the Commission from taking any action with respect to the filings, and (ii) the Partnership and the Corporation may not assert the Staff’s declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     Thank you for your timely action relative to our first response and we look forward to an expeditious resolution of this review. Please direct any questions or comments regarding the foregoing to me through David P. Oelman of Vinson & Elkins L.L.P. at (713) 758-3708.

Very truly yours, Targa Resources Partners LP By: Targa Resources GP LLC, its general partner
By:	/s/ Rene R. Joyce
Rene R. Joyce
Chief Executive Officer

Targa Resources Partners Finance Corporation
By:	/s/ Rene R. Joyce
Rene R. Joyce
Chief Executive Officer

cc:	David P. Oelman Vinson & Elkins L.L.P.